March 9, 2012

Via EDGAR

Ellie Bavaria

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Government of Jamaica
Registration Statement under Schedule B
Filed January 12, 2012
File No. 333-178979

Form 18-K for the Fiscal Year Ended March 31, 2011
Filed November 1, 2011
File No. 1-4165

Dear Ms. Bavaria,

Thank you for your comments on the Registration Statement on Schedule B filed by the Government of Jamaica (the “Government”) on January 12, 2012 (the “Registration Statement”) and on the Annual Report on Form 18—K filed by the Government on November 1, 2011 (the “Annual Report”). We have enclosed a revised Registration Statement and a revised Annual Report. The revisions to the Registration Statement and the Annual Report reflect the Government’s responses to the comments in your letter dated February 7, 2012 (the “Comment Letter”). The Government’s responses to the Staff’s comments are as follows:

Registration Statement under Schedule B

General

1.	Under an appropriately captioned section, please highlight various matters that would appear material to investors in respect of the financial and economic outlook of the country, such as the significant debt to GDP ratio (which is among the highest worldwide), high debt servicing payments, growth outlook, and reliance on the United States and Europe for tourism (and any related impact of domestic concerns or international economic downturns).

In response to the Staff’s comment, the Government has added additional language to pages 6 and 7 to highlight various matters that would appear material to investors in respect of the financial and economic outlook of Jamaica. In additional, the Government respectfully notes that various matters that would appear material to investors in respect of the financial and economic outlook of the country have been highlighted in the Annual Report, which is incorporate by reference into the Registration Statement.

Where You Can Find More Information, page 2

2.	Update this section to provide the SEC’s current address.

The Government has updated the SEC’s current address in response to the Staff’s comment.

Description of the Debt Securities, page 5

3.	Please discuss the material terms of the debt securities instead of providing a summary of “some” of the terms.

The Government respectfully notes that the Description of the Debt Securities contains a summary of the material terms of the debt securities. The Government has revised the introductory language to reflect this, in response to the Staff’s comment.

Annual Report on Form 18-K

General

4.	Please update all statistics to provide the most recent data available.

The Government has updated its disclosure in response to the Staff’s comment.

5.	Wherever you discuss the plans and policies of the Government under Jamaica Labour Party control, please also include a discussion of the proposed policies of Prime Minister Simpson Miller’s administration.

In response to the Staff’s comment, the Government has added additional discussion on page D-12.

6.	Please discuss any material impact that the recent turmoil in the European sovereign debt market has had or is expected to have on Jamaica’s public finances or economy more generally.

After careful consideration of the Staff’s comment, the Government respectfully concludes that recent turmoil in the European sovereign debt market has not had a discernable negative effect on Jamaica’s public finances or economy as disclosed in the Annual Report.

The Government will continually monitor any future developments that might have or reasonably be expected to have a material impact on Jamaica’s public finances or economy more generally, and will provide disclosure on any such material developments in prospectus supplements filed from time to time in connection with any takedowns of debt securities or in future filings with the Commission on Form 18-K or Form 18-K/A.

7.	Please discuss in detail, the material effect of the significant indebtedness on government spending for education, health care, infrastructure, and other areas that could contribute to long-term economic growth.

In response to the Staff’s comment, the Government has included additional discussion on page D-44.

8.	Please discuss the material impact on the economy generally of allocating a significant amount of government spending for interest payments on public debt. Please discuss Prime Minister Simpson Miller’s proposed policies aimed at extending the repayment period for loans from the International Monetary Fund.

In response to the Staff’s comment regarding Government spending in interest payments on public debt, the Government has included additional language on page D-17.

The Government also respectfully notes that Prime Minister Simpson Miller has not proposed policies to extend the repayment period for loans from the International Monetary Fund (the “IMF”). Instead, the Prime Minister has proposed to reengage the IMF and negotiate an Extended Fund Facility to replace the Standby Arrangement (“SBA”) described on page D-14 (IMF Standby Arrangement). This proposal does not relate to the repayment terms of sums already drawn under the expiring SBA, as such repayment terms are not negotiable. The Government as included additional discussion on pages D-14 and D-15.

9.	Please discuss the material effects of violent crime and drug trafficking on the economy and foreign investment. Also indicate that a state of emergency was declared in May 2010, and specify the number of related murders. We note the related discussion on page D-33.

In response to the Staff’s comment, the Government has added additional discussion on page D-35.

Government Structure and Political Parties, page D-5

10.	Please discuss the recent election of Prime Minister Simpson Miller, the change in parliamentary government leadership from the Jamaica Labour Party to the People’s National Party, and any resulting material effect on the economy, government regulation, and foreign business confidence.

In response to the Staff’s comment, the Government has updated its disclosure relating to the last election on pages D-7 and D-8.

11.	Please discuss recent proposals to reduce ties to Britain and the anticipated effect of such proposed actions.

In response to the Staff’s comment, the Government has included additional disclosure on page D-8.

The Jamaican Economy, page D-11

12.	Please describe the challenges facing Jamaican business owners, and the government’s policies aimed at facilitating business growth.

In response to the Staff’s comment, the Government has added additional language on page D-12.

IMF Standby Arrangement, page D-12

13.	Please discuss the approaching expiration of the $1.27 billion standby arrangement with the IMF, and any developments with respect to entering into a new agreement.

In response to the Staff’s comment, the Government has included additional disclosure on pages D-14 and D-15.

14.	Please describe in more detail the nature of the reforms Jamaica undertook as part of the IMF Standby Arrangement.

In response to the Staff’s comment, the Government has included additional disclosure on page D-14.

Employment and Labor, page D-30

15.	The disclosure indicates that a scheduled pay increase for public sector workers was expected to take place in September 2011. Please discuss the status of the increase.

In response to the Staff’s comment, the Government has added disclosure regarding the status of the scheduled pay increase on page D-32.

Public Sector Indebtedness, page D-51

16.	Please disclose indebtedness as of the most recent date practicable. Also update the disclosure regarding each debt issuance that appears in Exhibit C to present the information as of the most recent practicable date.

In response to the Staff’s comment, the Government has added disclosure regarding indebtedness as of the most recent date practicable on pages D-53 to D-63. The Government notes that the disclosure regarding each debt issuance that appears in Exhibit C presents the information available as of the most recent practicable date.

Debt Records, page D-61

17.	The disclosure indicates that Jamaica has never defaulted on any of its external or domestic debt obligations. We note from IMF Country Report No. 10/267 (August 2010) that one of the credit rating agencies downgraded Jamaica’s credit rating to selective default and other sources indicate that another credit rating agency indicated that Jamaica was the only sovereign to default in 2010. Please revise the document as appropriate.

The Government respectfully notes that Jamaica has never defaulted on any of its external or domestic debt obligations as Jamaica has never failed to make a payment on any of its debt obligations. While Standard & Poor (“S&P”) downgraded Jamaica to “selective default” on January 14, 2010, this was in response to Jamaica’s announcement of a debt exchange program that S&P deemed “distressed.” However, after the debt exchange program was successfully completed, S&P moved Jamaica out of “selective default” on February 24, 2010.

Summary of Economic Information, page D-62

18.	Please relocate the “Summary of Economic Information” table on page D-62 to the forepart of the Form 18-K.

In response to the Staff’s comment, the Government moved the “Summary of Economic Information” table to page D-4.

19.	Please update the table to clarify whether “Total Public Sector Debt” should be presented in Jamaican dollars.

The Government respectfully notes that “Total Public Sector Debt” is in Jamaican dollars and has updated the table to reflect this.

20.	Please include GDP in nominal dollars, either in US or Jamaican dollars, as appropriate. For example, you disclose certain metrics, such as domestic debt, as a percentage of GDP. It appears that these percentages are calculated using nominal dollars as opposed to real dollars. Please revise.

In response to the Staff’s comment, the Government has included GDP in nominal dollars in the table. Further, the Government respectfully notes that the metrics are as a percentage of nominal GDP and has updated the table to reflect this.

The Government also acknowledges the matters set forth in the closing paragraphs of the Comment Letter.

We appreciate the Staff’s assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to me at (212) 610-6320.

Sincerely,

/s/ Cathleen McLaughlin

Cathleen E. McLaughlin
Allen & Overy LLP

cc:	Pamella McLaren
Ministry of Finance and Planning
Government of Jamaica

Geneive Brown Metzger
Consulate General of Jamaica